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Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th Floor New York, N.Y. 10018 212.867.5800 MAIN 212.867.5802 FACSIMILE

November 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor and Suzanne Hayes

Re:	Acasti Pharma Inc.

Registration Statement on Form F-1

Filed September 29, 2017

File No. 333-220755

Ladies and Gentlemen:

On behalf of Acasti Pharma Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s registration statement on Form F-1, filed on September 29, 2017. Amendment No. 1 is filed with the Commission in response to the comments received from the Staff’s letter dated October 10, 2017 (the “Staff’s Letter”).

For ease of review, the staff’s comments have been reproduced below in italics and numbered as in the Staff’s Letter, followed by the Company’s response.

Form F-1 Filed September 29, 2017

1.	Please revise your prospectus to disclose the number of shares to be offered. For guidance, please refer to Rule 430A and Compliance Disclosure Interpretation, Securities Act Rules, Question 227.02

Response: The registration statement cover page and certain other sections of the registration statement have been updated to disclose the number of shares expected to be offered.

2.	We note that you have included your recent trading price on the prospectus cover page. Please clarify that the offering price will be substantially similar to the market price or describe the method by which the price is to be determined. See Instruction 2 to Item 501(b)(3) of Regulation S-K. Additionally, please explain the statement on page 101, “[A]fter the public offering, the offering price and other selling terms may be changed by the underwriters.”

Response: The registration statement cover page has been updated to include the following statement: “The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.” In addition, we have deleted the statement “After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of the underwriters.” from the Underwriting section of the registration statement.

Should you have any questions with respect to this letter, please contact the undersigned at 212-991-2533.

Sincerely,

/s/ Jason Comerford

cc:	Janelle D’Alvise, Acasti Pharma Inc.

Linda O’Keefe, Acasti Pharma Inc.